DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	3,469.50
Cash - Petty Cash	300.00
FVC Bank Op Acct	499,080.57
Paypal	6,313.70
Wells Fargo 3395	2,852.47
Total Bank Accounts	**$512,016.24**
Accounts Receivable	
Accounts Receivable	293,160.91
Total Accounts Receivable	**$293,160.91**
Other Current Assets	
Employee Advance	40,529.00
Inventory	0.00
Ekos Merchandise	26,036.72
Finished Goods	0.00
Kegged	7,034.08
Packaged	59,456.12
Total Finished Goods	**66,490.20**
Ingredients	265,254.86
Packaging	292,981.09
Taproom Merchandise	22,875.45
WIP	68,841.18
Total Inventory	**742,479.50**
Prepaid Expenses	642.00
Prepaid General Liability Ins	2,859.56
Prepaid Hops	18,312.16
Prepaid Taxes	4,086.79
Total Prepaid Expenses	**25,900.51**
Undeposited Funds	5,713.42
Total Other Current Assets	**$814,622.43**
Total Current Assets	**$1,619,799.58**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,707,469.28
Capital Lease	262,752.69
Computer and Related	71,220.61
Furniture and Equipment	3,328,550.34
Leasehold Improvements	1,195,921.99
Total FF&E	**1,150,976.35**
Total Fixed Assets	**$1,150,976.35**
Other Assets	
Accumulated Amortization	-45,154.15
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	91,166.76
IBA Investment	2,159.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Gas Cards	500.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	2,136.11
Total Other Assets	**$2,028,749.05**
TOTAL ASSETS	**$4,799,524.98**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	380,510.23
Total Accounts Payable	**$380,510.23**
Credit Cards	
Chase CC	1,601.40
Total Credit Cards	**$1,601.40**
Other Current Liabilities	
Accrued Exp - Rent COVID Deferral	336,376.23
DC Treasury Office Payable	2,730.18
Virginia Sales Tax Payable	6.32
Total DC Treasury Office Payable	**2,736.50**
Event Deposit	13,450.00
Keg Deposit	80,399.64
Payroll Liabilities	0.00
Accrued Payroll	18,812.96
Accrued Owner Wages & Taxes	28,699.86
Total Accrued Payroll	**47,512.82**
Total Payroll Liabilities	**47,512.82**
Square Gift Card	6,623.89
Total Other Current Liabilities	**$487,099.08**
Total Current Liabilities	**$869,210.71**
Long-Term Liabilities	
EIDL	149,900.00
EIDL #2	350,000.00
eLease for Quadrel Labeling System	7,959.34
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	2,078,457.07
PPP Loan #2	235,766.00
Total Long-Term Liabilities	**$2,825,084.81**
Total Liabilities	**$3,694,295.52**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
DC Brau Holdings, LLC	-697,765.19
Total General Partner	**-697,765.19**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
Limited Partner	
DC Brau Holdings II LLC	10,053.00
DC Brau SP LLC	2,515.10
Gamarian, Kevork	27,699.18
Harvey, Chris	10,230.23
Total Limited Partner	**50,497.51**
Retained Earnings	0.00
Net Income	-107,586.56
Total Equity	**$1,105,229.46**
TOTAL LIABILITIES AND EQUITY	**$4,799,524.98**